FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Ventures Encounters Additional High Grade Surface Veining at Golden Summit

Trenching program encounters two new veins at surface – gold grades of 35.3 g/tonne over 5 feet (grab sample of 63.7 g/tonne) and 28.6 g/tonne over 5 feet (grab samples of 139.0, 22.1 and 12.0 g/tonne).

Strike length of the Wackwitz vein extended to 730 feet.

Further delineation of high grade and bulk sample targets to continue this spring.

January 16, 2005, Vancouver, BC.  Freegold Ventures Limited (“Freegold”) reports that it has received final geochemical results from its recent 1,270-foot trenching program at its Golden Summit property near Fairbanks, Alaska.

Six trenches were placed in a 1,000 foot wide area south of the Cleary Hill Mine, the largest historical underground mine in the Fairbanks district (281,000 ounces of gold produced at an average grade of 44 g/tonne).  Two district scale shear zones (Dolphin and Anna Mary) intersect in this area, and many small-scale historical underground gold mines are hosted along their lengths.  Since 2000, Freegold has carried out a series of drilling and trenching programs resulting in the identification of 17 mineralized veins, quartz stockworks and silicified shear zones in the area.  Four drill holes in 2000 and 2003, along with surface trenching in 2002, successfully encountered lower-grade, bulk-tonnage style gold mineralization over significant widths (eg. 984 feet grading 0.7 g/tonne in hole CHD00-1 and 408 feet grading 1.0 g/tonne in hole CHD03-1).  In addition, a number of discrete higher-grade quartz veins at surface were encountered in the 2002 trenching program.

2005 Trench Results

Trench WZ-05-01 tested the mineralization within the 550 foot area between 2002 trenches CU02-4/5/6 and CU02-3, while the remaining five trenches, WK-05-02 to WK-05-06, were placed to test the eastern strike extent of the zone, and to further test the continuity of high grade veins encountered in the 2002 trenching.

Two new 6 to 18 inch gold-bearing veins were encountered in trench WZ-05-01.  The northernmost of the two veins graded 28.6 g/tonne over 5 feet, with three grab samples from the vein grading 139.0, 22.1, and 12.0 g/tonne. Significant trench and grab sample assays are listed in the accompanying table below.  A map of the trenches can be seen below and on the Freegold website. A second vein was encountered 190 feet to the south, and graded 35.3 g/tonne over 5 feet with one grab sample grading 63.7 g/tonne.  It is unclear at this time how these veins relate to other high-grade veins encountered in the two 2002 trenches to the east and west.  Numerous other smaller quartz veins (<2 inches) and sheeted quartz veinlets (<1 inch) were encountered within the trenches and their continuity and over-all significance are unknown at present.

One vein that has been correlated between the trenches is the Wackwitz vein, which is identified by its unique, well-banded, white and grey quartz texture, with native gold occurring as disseminated grains and as thin filigree seams along the contacts between the white and grey quartz.

This vein was encountered in trench WZ-05-02.  The Wackwitz was originally encountered in trenches CU02-4/5/6 (5 feet grading 11.5 g/tonne with one grab sample grading 31.6 g/tonne) and CU02-3 (with 3 grab samples of the 1.5 foot wide vein returning 417.3, 92.6 and 80.0 g/tonne).  The current trenching extended the known strike length of the Wackwitz vein to 730 feet, where the shear zone hosting the vein returned 10 feet grading 2.89 g/tonne.  One-millimetre flakes of native gold were observed in the vein at this location.

Two additional short small trenches, WZ-05-2B and WZ-05-2C, with a combined length of 59 feet, were placed perpendicular to WZ-05-2 in order to expose the Wackwitz vein along its strike.  The average assay over this 59-foot interval was  6.4 g/tonne, with four grab samples of the vein returning grades ranging from 0.38 to 16.35 g/tonne.  The vein is between 5 and 10 inches thick in this area, strikes east-west, and dips 40-60 degrees south.   It is unclear at this time whether intercepts of veining at the southern end of trench WZ-05-03 (5 feet grading 2.88 g/tonne with a grab sample of vein grading 25.9 g/tonne) and in trench WZ-05-04 (10 feet grading 2.80 g/tonne) are the fault-displaced extensions of the Wackwitz vein.

Trench No.	Sample Type	From (foot)	To (foot)	Interval (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
WZ-05-01	Trench	15	60	45	0.87	0.025
including	Trench	15	30	15	1.29	0.038
WZ-05-01	Trench	130	135	5	35.30	1.030
WZ-05-01	Grab	131			63.70	1.858
WZ-05-01	Trench	175	185	10	1.74	0.051
WZ-05-01	Trench	320	325	5	28.60	0.834
WZ-05-01	Grab	325			12.00	0.350
WZ-05-01	Grab	325			139.00	4.054
WZ-05-01	Trench	325	330	5	2.10	0.061
WZ-05-01	Grab	326			22.10	0.654
WZ-05-02	Trench	30	50	20	2.03	0.059
WZ-05-02	Trench	95	105	10	2.89	0.084
WZ-05-02	Trench	345	350	5	1.46	0.043
WZ-05-02	Grab	349			9.83	0.287
WZ-05-02B	Trench	0	52.5	52.5	7.16	0.187
WZ-05-02B	Grab	0			1.17	0.034
WZ-05-02B	Grab	39.4			16.35	0.477
WZ-05-02B	Grab	49.2			8.19	0.239
WZ-05-02C	Trench	0	6.6	6.6	5.78	0.169
WZ-05-03	Trench	0	5	5	2.88	0.084
WZ-05-03	Grab	6			5.60	0.163
WZ-05-03	Grab	6			3.14	0.092
WZ-05-03	Grab	8			1.27	0.037
WZ-05-03	Grab	8			25.90	0.755
WZ-05-03	Grab	64			5.09	0.148
WZ-05-03	Trench	70	80	10	2.50	0.073
WZ-05-04	Trench	0	10	10	1.03	0.030
WZ-05-04	Trench	15	25	10	2.80	0.064
WZ-05-06	Trench	50	80	30	1.00	0.029

A total of 248 rock chip samples were collected using a 1.5-meter  sample interval taken along the centre of each trench floor.  Sampling along strike of the Wackwitz generated 9 chip samples using 2.0  meter  spacing.  An additional 31 grab samples were also taken from selected veins.  All samples were submitted to ALS Chemex Labs in North Vancouver, BC, for gold via fire assay plus multi element ICP--MS analysis using 4 acid digestion.  Samples returning values in excess of 1 g/tonne were re-assayed using metallic screen techniques to help quantify any nugget effect due to coarse gold.

Page 2 Freegold Ventures Limited News Release January 16 2006

Statistical analysis and multi-element graphical analysis will be completed over the next few weeks to determine if individual veins can be identified using their multi-element signatures.  Freegold intends to further investigate the continuity and strike extension of the vein swarm in this area through additional trenching and shallow drilling programs this spring.

The Qualified Person for this release is Curt Freeman, P. Geo., M. Sc., Geologist.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company that is actively exploring and evaluating advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

For further information: Investor Relations: 1.800.667.1870 1.604.685.1870 www.freegoldventures.com

On behalf of the Board of Directors

“Steve Manz”

Steve Manz

President and C.E.O.

grab = 9.8
grabs =
139.0
22.1
12.0
grabs =
88.8
13.8
grab = 8.2
grab = 16.4
5' @ 28.6
grab = 55.2
6.6' @ 5.8
WZ05-3
5' @ 4.3
10' @ 2.5
grab = 63.7
WZ05-2C
WZ05-B
30' @ 1.0
5' @ 35.3
10' @ 2.8
5' @ 8.4
WZ05-4
grab = 31.6
5' @ 11.6
20' @ 2.0
grab = 25
WZ05-6
grab = 211.4
5' @ 6.6
45' @ 1.1
WZ05-2
52.5' @ 7.2
WZ05-1
grabs =
413.7
92.6
80.0
WZ05-5
45' @ 1.0
10' @ 5.7
13' @ 2.2
CU02-3
CU02-1
CU02-2
CU02-4/5/6
N
W
E
S
0
Feet
150
ALL GOLD GRADES ARE IN GRAMS PER TONNE

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission